FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on May 21 2007

EXHIBIT 1

STEALTHGAS INC. REPORTS FIRST QUARTER

2007 RESULTS AND ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.1875 PER COMMON SHARE

ATHENS, GREECE,

May 21, 2007.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the quarter ended March 31, 2007.

First Quarter 2007 Results

For the quarter ended March 31, 2007, net revenues amounted to $20.7 million and net income was $6.6 million an increase of $3.8 million or 22.5% and a decrease of $ 0.3 million or 4.3% respectively from net revenues of $16.9 million and net income of $6.9 million for the quarter ended March 31, 2006. Earnings per share, basic and diluted, calculated on 14,400,000 weighted average number of shares outstanding, were $0.46 for the quarter ended March 31, 2007 as compared to earnings per share of $0.50, basic and diluted, calculated on 14,000,000 weighted average number of shares outstanding for the first quarter of 2006. EBITDA for the first quarter of 2007 was $12.3 million, an increase of $2.1 million or 20.6%, from $10.2 million for the same period of 2006.  A reconciliation of EBITDA to Net Income and to Net Cash provided by operating activities is set forth below.

For the first quarter of 2007, the Company reported an unrealized, non-cash loss of $26,000 on two previously disclosed interest rate swap arrangements as compared to the first quarter 2006 where the company reported a non-cash gain of $0.6 million. Before this non-cash item, net income was $6.6 million, or $0.46 per share, basic and diluted for first quarter 2007 as compared to $6.4 million, or $0.45 per share, basic and diluted for the first quarter of 2006.

An average of 28.7 vessels were owned and operated in the first quarter of 2007, earning an average time-charter-equivalent rate of approximately $7,549 per day as compared to 22.4 vessels and earning an average of $7,870 per day for the same period of 2006.

CEO Harry Vafias commented: "We are very pleased to report further strengthening in our operational and financial performance in the first quarter 2007. This is mainly due to the continued increase in the daily earnings of our vessels reflecting the improvement in charter rates in our sector, as well as to the continued tight management of our operating costs, which enabled us to lower the break even costs for our vessels both from a net profit and cash flow standpoint in Q1 2007 compared to the last quarter of 2006.

We have been very active in the first quarter of 2007 in terms of growing our fleet further, taking delivery of one new vessel, thus bringing our fleet in the water to 29 vessels. We will also be taking delivery of a further nine vessels over the coming months as we have previously announced, expanding our fleet to 38 vessels and further solidifying our market leadership position in the Handy Size LPG carrying sector.

Today we have 91% of our fleet days fixed for the remainder of 2007 and already we have 47% fixed on period employment for 2008, thus maintaining our stated policy of having a transparent and visible earnings stream.

2007 has begun well for our company with an improvement in charter rates against those seen throughout most of 2006. I am also pleased to note that we will be paying our sixth consecutive dividend since we went public in October of 2005. We continue to fully deliver on the promises we made to our shareholders at the time of our IPO through the consistent implementation of our strategy.”

CFO Andrew Simmons commented: “We continue to operate with a well structured balance sheet and with a relatively modest level of leverage considering the continued ongoing expansion of the Company. During the first part of this year we have received continued assistance from our two existing banks, namely Fortis Bank and DnB Nor Bank, and we are very pleased that we have recently secured the support of Scotia Capital Europe Plc, to further assist us in our acquisition of further tonnage during 2007”.

Quarterly Dividend

At its latest meeting held today, the Company’s Board of Directors declared a quarterly cash dividend of $0.1875 per common share, payable on June 12, 2007 to shareholders of record on June 4, 2007.

This is the sixth consecutive quarterly dividend since the company went public in October 2005 and since then STEALTHGAS has declared quarterly dividends aggregating $1.125 per common share.

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration
CURRENT FLEET
Gas Cathar (1)	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-08
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -07
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09
Gas Monarch (2)	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07
Gas Nemesis (3)	5,016	F.P.	1995	Jun-06	Time Charter	Jun-07
Lyne (4)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor (5)	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07
Birgit Kosan(6)	5,012	F.P.	1995	Apr-05	Bareboat	Oct-07
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Jan-08
Sir Ivor (7)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Sincerity (8)	4,123	F.P.	2000	Nov-05	Time Charter	Jul-07
Gas Spirit (9)	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Mar-08
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	May-07
Gas Prophet (10)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai (11)	3,526	F.P.	1999	Dec-04	Time Charter	Sep-07
Gas Czar	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-08
Gas Fortune	3,500	F.P.	1995	Feb-06	Time Charter	Dec-07
Gas Eternity (12)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-07
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Jan-09
FLEET TOTAL	126,769 Cbm
29 VESSELS
Additional Vessels (with expected delivery date)
Gas Haralambos (13)	7,000	F.P.	Oct-07	Oct-07	Time Charter	Oct-09
Gas Kalogeros (14)	5,000	F.P.	Jul-07	Jul-07	Time Charter	May-08
Gas Icon (15)	5,000	F.P.	1994	Jul-07	Time Charter	Jul-08
Gas Sikousis (16)	3,500	F.P.	2006	Jul-07	Time Charter	May-09
Gas Sophie	3,500	F.P.	1995	Oct-07
Sea Bird II (17)	3,518	F.P.	1996	May-07	Bareboat	May-09
Gas Evoluzione	3,517	F.P.	1996	Jul-07
Gas Renovatio (18)	3,318	F.P	1997	May-07	Time Charter	Jan-08
Chiltern (19)	3,312	F.P.	1997	Jun-07	Bareboat	May-08
FLEET TOTAL	164,434 cbm
38 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

(1) Gas Cathar is employed under a time charter until August 2007. Thereafter, she will be employed on a further twelve months time charter.

•

(2) Gas Monarch is currently employed under a bareboat charter until June 2007. Thereafter, she will be employed under a new bare boat charter for three years with a state owned gas carrier.

•

(3) Gas Nemesis is currently employed under a time charter until June 2007. Thereafter she will be employed on a further twelve months time charter.

•

(4) Lyne is employed under a bareboat charter until May 2009. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year.

•

(5) Gas Emperor is currently employed under a time charter until June 2007 and thereafter, she will be employed on a further twelve months time charter.

•

(6) Birgit Kosan is currently employed under a bareboat charter until October 2007. Thereafter, she will be employed on a further four years bareboat charter.

•

(7) Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year.

•

(8) Gas Sincerity is currently employed under a time charter until July 2007 and thereafter she will be employed on a further twelve months time charter.

•

(9) Gas Spirit is currently employed under a time charter until June 2007 and thereafter she will be employed for a further twelve months time charter.

•

(10) Gas Prophet has for the three year duration of her bareboat charter been renamed the M.T. Ming Long.

•

(11) Gas Shanghai is currently employed under a time charter until September 2007. Thereafter she will be employed on a further twelve months time charter.

•

(12) Gas Eternity will, from the commencement of her three year bareboat charter in March 2007, be renamed the M.T Yu Tian 9.

•

(13) Gas Haralambos, upon delivery in October 2007 will be employed under a time charter for twenty four months with an oil major.

•

(14) Gas Kalogeros upon delivery in July 2007 will be employed under a time charter for ten months with an oil major.

•

(15) Gas Icon upon delivery in July 2007 will be employed under a time charter for twelve months with an oil major.

•

(16) Gas Sikousis upon delivery in July 2007 will be employed under a time charter for twenty-two months with an oil major.

•

(17) Sea Bird II upon delivery in May 2007 will be employed under a bareboat charter for twenty-four months with an international gas trader.

•

(18) Gas Renovatio upon delivery in May 2007 will be employed under a time charter for seven months with an international gas trader.

•

(19) Chiltern upon delivery in June 2007 will be employed under a bareboat charter for eleven months to an international LPG ship owning company.

Fleet Data

The following key indicators highlight the Company’s operating performance during the quarters ended March 31, 2007 and March 31, 2006.

FLEET DATA	Q1 2007	Q1 2006
Average number of vessels (1)	28.7	22.4
Period end number of vessels in fleet	29.0	24.0
Total calendar days for fleet (2)	2,579	2,019
Total voyage days for fleet (3)	2,579	2,015
Fleet utilization (4)	100.0%	99.9%
Total time charter days for fleet (5)	2,465	1,897
Total spot market days for fleet (6)	114	118

AVERAGE DAILY RESULTS	Q1 2007	Q1 2006
Time Charter Equivalent – TCE (7)	$7,549	$7,870
Vessel operating expenses (8)	2,052	2,148
Management fees	352	321
General and administrative expenses	317	296
Total operating expenses (9)	2,369	2,444

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

8) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

9) Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

EBITDA Reconciliation

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies.

EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EBITDA reconciliation for the quarters ended March 31, 2007 and March 31, 2006:

(figures in US $)	Q1 2007	Q1 2006
Net Cash Provided By (Used in) Operating Activities	$8,809,745	$9,291,743
Net increase in current assets, excluding cash	66,478	525,266
Net (increase) in current liabilities, excluding short-term portion of long term debt.	1,355,759	(1,561,271)
Interest income	(262,044)	(186,060)
Interest and finance costs, net	2,392,209	1,357,294
Amortization of finance fees	(20,849)	(9,919)
Net income of vessel acquired from the Vafias Group	0	99,870
Change in fair value of derivatives	(25,945)	642,960
EBITDA	$12,315,353	$10,159,883

(figures in US $)	Q1 2007	Q1 2006
Net Income	$6,622,453	$6,958,693
Plus net interest expense	2,392,209	1,357,294
Less Interest income	(262,044)	(186,060)
Plus depreciation	3,661,831	2,807,660
Plus Amortization of fair value	(99,096)	(777,704)
EBITDA	$12,315,353	$10,159,883

Conference Call and Webcast:

As previously announced, on Tuesday, May 22, 2007 at 9:00 A.M. EDT, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote "STEALTHGAS".

In case of any problems with the above numbers, please dial 1866 223 0615 (US Toll Free Dial In), 800 694 1503 (UK Toll Free Dial In) or +44 (0) 1452 584 513 (Standard International Dial In). Please quote "STEALTHGAS".

A telephonic replay of the conference call will be available until May 29, 2007 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 1452 550 000 (Standard International Dial In). Access Code: 2201616#

Slides and audio webcast:

There will also be a live-and then archived-webcast of the conference call, through the internet through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

STEALTHGAS INC.

Consolidated Statements of Income

For the quarters ended March 31, 2006 and March 31, 2007

(Expressed in United States Dollars)

	For the Quarter Ended
	March 31, 2006	March 31, 2007
	(Unaudited)	(Unaudited)
Revenues
Voyage revenues	$16,937,918	$20,744,106

Expenses
Voyage expenses	1,047,825	1,275,448
Vessels' operating expenses	4,337,206	5,292,794
Management fees	647,799	907,960
General and administrative expenses	597,181	817,675
Depreciation	2,807,660	3,661,831
Total expenses	9,437,671	11,955,708

Income from operations	$7,500,247	$8,788,398

Other income and (expense)
Interest and finance costs	(1,357,294)	(2,392,209)
Change in fair value of derivatives	642,960	(25,945)
Interest income	186,060	262,044)
Foreign exchange loss	(13,280)	(9,835)
Other expenses, net	(541,554)	(2,165,945)

Net income	$6,958,693	$6,622,453

Earnings per share, basic and diluted	$0.50	$0.46

Weighted average number of shares, basic and diluted	14,000,000	14,400,000

STEALTHGAS INC
Consolidated Balance Sheets

As of December 31, 2006 and March 31, 2007

(Expressed in United States Dollars)

	December 31,	March 31,
	2006	2007
	(Audited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$11,146,871	$9,881,513
Trade receivables	1,096,645	686,926
Claim receivable	289,922	31,478
Inventories	746,874	598,983
Advances and prepayments	270,370	892,886
Fair value of above market acquired time charter	23,718	--
Restricted cash	4,317,338	2,318,298
Total current assets	$17,891,738	$14,410,084

Non current assets
Advances for vessels acquisitions	--	1,650,000
Advances for vessels under construction	3,483,750	2,355,000
Vessels, net	297,950,257	317,242,941
Deferred finance charges	279,576	309,524
Total non current assets	$301,713,583	$321,557,465
Total assets	$319,605,321	$335,967,549

Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	2,198,456	2,971,415
Trade accounts payable	2,049,456	1,673,995
Other accrued liabilities	4,681,488	2,791,664
Customer deposits	660,000	643,500
Fair value of below market acquired time charter	1,016,281	893,467
Deferred income	2,889,998	3,026,565
Current portion of long-term debt	16,149,600	15,633,850
Total current liabilities	$29,645,279	$27,634,456

Non current liabilities
Derivative liability	35,902	202,868
Customer deposits	1,323,272	1,722,674
Fair value of below market acquired time charter	1,016,281	--
Long-term debt	124,798,640	138,823,890
Total non current liabilities	$126,157,814	$140,749,432
Total liabilities	$155,803,093	$168,383,888

Commitments and contingencies	--	--

Stockholders' equity
Capital stock 5,000,000 preferred shares authorized and
zero outstanding with par value of $0.01 per share
100,000,000 common shares authorized 14,400,000 shares
Issued and outstanding with a par value of $0.01 per share	144,000	144,000
Additional paid-in capital	150,607,621	150,607,621
Retained earnings	12,826,845	16,749,299
Accumulated other comprehensive income	223,762	82,741
Total stockholders' equity	$163,802,228	$167,583,661
Total liabilities and stockholders' equity	$319,605,321	$335,967,549

STEALTHGAS INC
Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	For the Quarter Ended
	March 31, 2006	March 31, 2007
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income for the year	$6,958,693	$6,622,453

Items included in net income not affecting
cash flows:
Depreciation and Amortization	2,817,579	3.682.680
Amortization of fair value of time charter	(777,704)	(99,096)
Net (income) of vessel acquired from the Vafias Group	(99,870)	--
Change in fair value of derivatives	(642,960)	25,945

Changes in operating assets and liabilities:
(Increase)/Decrease in
Trade receivables	(102,012)	409,719
Claim receivable	(52,124)	(1,572)
Inventories	(353,834)	147,891
Advances and prepayments	(17,296)	(622,516)
Increase/(Decrease) in
Payable to related party	187,501	772,959
Trade accounts payable	503,639	(375,461)
Other accrued liabilities	239,439	(1,889,824)
Deferred income	630,692	136,567
Net cash provided by operating activities	$9,291,743	$8,809,745

Cash flows from investing activities
Insurance proceeds	--	260,016
Advances for vessels acquisitions	--	(1,650,000)
Advances for vessels under construction	--	--
Decrease in restricted cash account	535,478	1,999,040
Acquisition of vessels	(31,708,465)	(21,825,766)
Cash paid for above market acquired time charter	479,000	--
Net cash (used in) investing activities	$(30,693,987)	$(21,216,710)

Cash flows from financing activities
Deemed dividends	(287,500)	--
Dividends paid	(2,625,000)	(2,700,000)
Deferred finance charges	(28,000)	(50,795)
Overdraft facility	(200,000)	--
Customer deposits	--	382,902
Loan repayment	(1,356,750)	(6,808,000)
Proceeds from long-term debt	14,000,000	20,317,500
Net cash provided by financing activities	$9,502,750	$11,141,607

Net Increase (Decrease) in cash and cash equivalents	(11,899,494)	(1,265,358)
Cash and cash equivalents at beginning of year	23,210,243	11,146,871
Cash and cash equivalents at end of period	$11,310,749	$9,881,513
Supplemental Cash Flow Information:
Cash paid during the year for:
Interest payments	$1,220,506	$2,961,870

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 29 LPG carriers with a total capacity of 126,769 cubic meters (cbm). In addition, the company has agreed to acquire two newbuilding LPG carriers expected to be delivered to STEALTHGAS INC. in July and October 2007 respectively. It has also entered into agreements to acquire seven additional second-hand LPG carriers with expected delivery between May and October 2007. Once these acquisitions are complete, STEALTHGAS INC’s fleet will be composed of 38 LPG carriers with a total capacity of 164,434 cubic meters (cbm). STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  May 21, 2007                    By:            /s/ Andrew J. Simmons

                                             -----------------------

Andrew J. Simmons

                    Chief Financial Officer

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